Via Facsimile and U.S. Mail
Mail Stop 6010


May 27, 2005


Mr. R. Michael Carruthers
Chief Financial Officer
Array BioPharma Inc.
3200 Walnut Street
Boulder, CO  80301

Re:	Array BioPharma Inc.
      Form 10-K for the fiscal year ended June 30, 2004
      Form 10-Q for the quarterly period ended March 31, 2005
	File No. 001-16633

Dear Mr. Carruthers:

      We have reviewed your filings and have the following
comments.
We have limited our review of the above referenced filings to only those issues addressed. Where our comments call for disclosure, we think you should amend your documents in response to these
comments.
In some of our comments, we ask you to provide us with
supplemental
information so we may better understand your disclosure. Please amend your Form 10-K for the fiscal year ended June 30, 2004 and Forms 10-Q filed subsequently and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment and we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results ..., page 32

Results of Operations, page 35

1. Where you attribute multiple factors for the changes in your revenues, costs and expenses, please ensure that you have quantified these factors, as required by Financial Reporting Codification
Section 501.04.

2. We noted that it is not expected that Lead Generation Libraries will be a significant source of revenues in future periods and that no new Lead Generation Libraries will be produced other than for your own proprietary research. Based on this and your other disclosures about your sources of revenues, it would appear that any future revenues would result almost exclusively from out-license and collaboration agreements or from research funding received from your collaborators. In addition, we noted that you plan to continue to increase your investment in your proprietary research programs and that you intend to progress these programs through clinical development.

In light of the above, we believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly
Update" under section VIII - Industry Specific Issues - Accounting and disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrg032001.htm.

Please expand your MD&A to disclose the following information for each of your major research and development projects:

a. The current status of the project;

b. The costs incurred during each period presented and to date on each project;

c. The nature, timing and estimated costs of the efforts necessary to complete each project;

d. The anticipated completion dates of each project;

e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally

f. The period in which material net cash inflows from significant projects are expected to commence for each project.

Regarding b., if you do not maintain any research and development costs by project, please disclose that fact and explain why management does not maintain and evaluate research and development costs by project. In this regard, please provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding c. and d., please disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, please disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Liquidity and Capital Resources, page 38

On page 32, we noted that you have the potential to earn over $200 million in additional milestone payments. So long as you disclose milestone payments that you may receive, please elaborate on the material uncertainties affecting realization of these payments.

Item 8. Financial Statements and Supplementary Data, page 42

Statements of Operations, page 45

3. As suggested by paragraph 14 of chapter 4 of ARB 43, the provision for excess inventory should be presented as a separate line item in your statement of operations. It should, however, be within total cost of sales. Please revise your statement of operations presentation and your MD&A discussions of cost of sales and gross margin, accordingly.

Notes to Financial Statements, page 48

1. Business and Summary of Significant Accounting Policies, page
48

4. We noted that you have entered into various research and development agreements but did not note the disclosures required by paragraph 14 of SFAS 68. As such, please provide the disclosures. Otherwise, please tell us how these agreements are not within the scope of SFAS 68, as defined in paragraph 3, or where you provided these disclosures.

Property, Plant and Equipment, page 49

5. We noted that you amortize leasehold improvements over a lease term that appears to assume that you will exercise optional extensions of the lease term. Please tell us why this lease term is appropriate, as it is defined in paragraph 5(f) of SFAS 13. If the renewals are reasonably assured, as per paragraph 5(f), please disclose this fact and why they are reasonably assured under "Obligations and Commitments" in MD&A.


Software Development Cost, page 50

6. We noted that you capitalize costs incurred on projects
intended
to create a new software system or to add identifiable
functionality
to an existing system. Please tell us the intended uses for this software and whether you have capitalized these costs under SFAS 86 or SOP 98-1. In addition, please tell us how your capitalization of these costs have complied with that guidance, in terms of the stages during which you capitalized these costs and the types of costs being capitalized.

Revenue Recognition, page 50

7. We noted your revenue recognition policies and have the following comments:

a. Please clarify for us why it is appropriate, under SAB Topic 13.A.3 (SAB 104), to recognize revenue from fees under collaboration agreements on a monthly basis as work is performed. In so doing, please tell us whether these agreements have any output measures upon which the fees should be recognized as revenue. If not, please clarify why monthly recognition is consistent with your pattern of performance.

b. Please tell us why recognizing development and fixed-fee revenue is recognized on a percentage-of-completion basis complies with GAAP.
In so doing, please cite the specific literature that supports using this basis for what would effectively appear to be a service transaction, in light of footnote 1 of SOP 81-1.

c. Please clarify for us why it is appropriate, under SAB Topic
13.A.3 (SAB 104), to recognize per-compound revenue as compounds are shipped. In so doing, please tell us whether the title and risk of loss pass at shipment.

d. Please tell us why it is appropriate to only recognize a portion of milestone payments when you have met the contracted performance criterion and to recognize the remaining portion over the remainder of the research program.

e. Please tell us whether you have revenue arrangements with multiple deliverables. If so, please tell us how you determine the units of accounting and why the adoption of EITF 00-21 did not have a significant impact on your financial statements.

8. As you appear to derive revenue from both products and services but do not segregate the amount of net sales attributable to each, please tell us how and where you have complied or propose to comply with Rule 5-03.1 of Regulation S-X and paragraph 37 of SFAS 131.


3.  Balance Sheet Components, page 54

9. We noted your disclosure about your net inventories and have the following comments:

a. We noted that it is not expected that Lead Generation Libraries will be a significant source of revenues in future periods and that no new Lead Generation Libraries will be produced other than for your own proprietary research. In light of this disclosure, please tell us whether the net amount related to Lead Generation Libraries:
(i)
is solely recoverable as a source for what is not expected to be significant revenues or (ii) is partially recoverable through its use in your own proprietary research. If (ii), please tell us why these amounts were capitalized as inventory, and cite the specific accounting guidance that supports your accounting.
b. We noted that fine chemicals are the starting materials for Lead
Generation Libraries.  As you disclosed that no new Lead
Generation
Libraries will be produced other than for your own proprietary research, please tell us why the fine chemicals continue to be capitalized as inventory and cite the specific accounting guidance including FAS 2 that supports your accounting.

11.  Income Taxes, page 58

10. We noted that you recorded a valuation allowance because you were unable to determine that it was more likely than not that the deferred tax asset would be realized. Please tell us how this complies with paragraph 17(e) of SFAS 109, which requires a valuation allowance if, based on the available evidence, it is more likely than not that some or all of these assets will not be realized. As such, for you to record a valuation allowance, you apparently would have had to make an affirmative determination about the likelihood of not realizing some or all of the asset. Please also clarify this in your disclosures.

Form 10-Q for the quarterly period ended March 31, 2005

Part I - Item 1.  Financial Statements

Condensed Statements of Operations, page 4

11. We noted that your cost of revenue now include related research and development, but that you continue to separately present research and development for proprietary drug discovery. Please clarify for us why you think this presentation is appropriate. In addition, please tell us where you disclosed total research and development expense, as required by paragraph 13 of SFAS 2.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Keira Ino, Staff Accountant, at (202) 551-
3659
or Oscar Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. R. Michael Carruthers
Array BioPharma Inc.
Page 6